Exhibit 99.1

iClick Interactive Asia Group Limited Issues Letter to Shareholders and Provides Corporate Update

Hong Kong, January 9, 2020 — iClick Interactive Asia Group Limited (“iClick” or the “Company”) (NASDAQ: ICLK), an independent online marketing and enterprise data solutions provider in China, today announced the release of the following letter to shareholders from Mr. Jian “T.J.” Tang, Chief Executive Officer of iClick.

Dear iClick Shareholders,

This is my first letter to shareholders since taking on the role of iClick’s CEO, and I am honored and humbled to be leading this great company. On behalf of the entire iClick team, I want to begin by thanking our shareholders for the support and commitment you have shown over the past two years since we became a Nasdaq listed company.

2019 was a milestone year for iClick. We celebrated our ten-year anniversary and looked back on the amazing journey we’ve made from our beginnings as a small start-up to the industry-leading marketing technology company in China we are today. Over the first three quarters of 2019 we set new records in revenue ($142.7 million) and gross profit ($39.5 million) in spite of a challenging macro environment. The year also saw the launch of our new Enterprise Solutions business segment, which has already accumulated revenues of $6.8 million. As a result of the strong momentum, we’re confident our financial results for the fourth quarter of 2019 should be at the upper end of guidance.

Building on the foundation we achieved in 2019, in 2020 we will continue to focus on our evolution into an Enterprise and Marketing Cloud Platform. For the coming year, we have three major goals:

Improving the profitability of our Marketing Solutions.  We have set a clear goal of achieving operational profits in this business segment in 2020. iClick is now a leading programmatic marketing platform in China and we should continue to benefit from our economies of scale and the building of new and higher margin offerings, for example Influencer Multi-Channel Marketing Products and Outbound Travelling Products.

Resilient growth and increased margin contribution from Enterprise Solutions.  This important initiative was launched in 2019, and our team has worked very hard to develop various innovative products, services and business models. These efforts are paying off and we have set a target to double the scale of this segment in 2020. We believe that Enterprise Solutions has strong long-term growth potential and will become a major gross margin contributor in the future.

New opportunities from partnerships that leverage our existing data and technology.  In 2019, we entered into various agreements and partnerships with several Southeast and Northeast Asian companies. In 2020, we will continue to seek and develop additional partnerships and new business models globally, leveraging our long-accumulated strength in data and technology.

In conclusion, we are confident in our outlook and believe 2020 will be another milestone year with continued momentum.

As one of the co-founders of iClick, I have derived immeasurable satisfaction from building and managing this business and I look forward to leading the company forward to new levels of success as CEO.

Thank you again for your continued support of iClick. All the pieces are in place for our success and we look forward to making further progress this year and beyond.

Sincerely,

Jian “T.J.” Tang

Chief Executive Officer

About iClick Interactive Asia Group Limited

iClick Interactive Asia Group Limited (NASDAQ: ICLK) is an independent online marketing and enterprise data solutions provider that connects worldwide marketers with audiences in China. Built on cutting-edge technologies, iClick’s proprietary platform possesses omni-channel marketing capabilities and fulfils various marketing objectives in a data-driven and automated manner, helping both international and domestic marketers reach their target audiences in China. Headquartered in Hong Kong, iClick was established in 2009 and is currently operating in ten locations worldwide including Asia and Europe. For more information, please visit ir.i-click.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s fluctuations in growth; its success in implementing its mobile and new retail strategies, including extending its solutions beyond its core online marketing business; its success in structuring a CRM & Marketing Cloud platform; relative percentage of its gross billing recognized as revenue under the gross and net models; its ability to retain existing clients or attract new ones; its ability to retain content distribution channels and negotiate favorable contractual terms; market competition, including from independent online marketing technology platforms as well as large and well-established internet companies; market acceptance of online marketing technology solutions and enterprise solutions; effectiveness of its algorithms and data engines; its ability to collect and use data from various sources; ability to integrate and realize synergies from acquisitions, investments or strategic partnership; fluctuations in foreign exchange rates; and general economic conditions in China and other jurisdictions where the Company operates; and the regulatory landscape in China and other jurisdictions where the Company operates. Further information regarding these and other risks is included in the Company’s annual report on Form 20-F and other filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

In China:	In the United States:
iClick Interactive Asia Group Limited	Core IR
Lisa Li	John Marco
Phone: +86-21-3230-3931 #892	Tel: +1-516-222-2560
E-mail: ir@i-click.com	E-mail: johnm@coreir.com